November 9, 2005



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:  Schedule 13G
       Quanta Capital Holdings Ltd.
       As of October 31, 2005

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of a Schedule 13G for the above named company showing a change in beneficial ownership of more than 5% as of October 31, 2005 filed on behalf of Awad Asset Management, Inc.


Very truly yours,




Damian Sousa
Chief Compliance Officer

DS:jmw
Enclosures

cc:  Office of the Corporate Secretary
       Quanta Capital Holdings Ltd.
       Cumberland House
       1 Victoria Street
       Hamilton HM 11
       Bermuda NY  000000

       Securities Division
       NASD Financial Center
       33 Whitehall Street
       New York, NY  10004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*


Quanta Capital Holdings Ltd.
(Name of Issuer)


Common Stock $0.01 par value per share
(Title of Class of Securities)


G7313F106
(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the otes).









Page 1 of 5 Pages

CUSIP NO. G7313F106                                  					13G
  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Awad Asset Management, Inc.
        58-2372400

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)______
                                                       						  (B)______

 3  SEC USE ONLY


 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of New York


     NUMBER OF              5    SOLE VOTING POWER
       SHARES                            556
   BENEFICIALLY          6    SHARED VOTING POWER
      OWNED                              - - -
      AS OF
 October 13, 2005             7    SOLE DISPOSITIVE POWER
     BY EACH                            556
   REPORTING                8    SHARED DISPOSITIVE POWER
   PERSON WITH                    - - -

 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             556

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS RPRESENTED BY AMOUNT IN ROW 9

           0.00%

12  TYPE OF REPORTING PERSON*

            IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 Pages
Item 1(a)   Name of Issuer:

                  Quanta Capital Holdings Ltd.


Item 1(b)    Address of Issuer's Principal Executing Offices:

                   Cumberland House
                   1 Victoria Street
                   Hamilton HM 11
                   Bermuda NY  000000


Item 2(a) Name of Person Filing:

                    Awad Asset Management, Inc.


Item 2(b) Address of Principal Business Office:

                     50 Park Avenue, 2nd Floor
                     New York, NY  10177


Item 2(c) Citizenship:

                      New York


Item 2(d) Title of Class of Securities:

                      Common Stock - $0.01 value per share


Item 2(e) CUSIP Number:

                       G7313F106


Item 3    Type of Reporting Person:

          (e)         Investment  Adviser  registered  under Section 203 of the
                        Investment Advisors Act of 1940

Page 3 of 5 Pages

Item 4     Ownership as of October 31, 2005:

           (a)  Amount Beneficially Owned:

                556 shares of common stock beneficially owned including:

                                                           					 No. of Shares
            Awad Asset
            Management, Inc.                                  			            556

            (b) Percent of Class:                               				0.00%

            (c) Deemed Voting Power and Disposition Power:

                (i)            		(ii)           		(iii)          		 (iv)
                                              				Deemed           	Deemed
                 Deemed         	Deemed        		to have          		to have
                 to have        	to have       		Sole Power       	Shared Power
                 Sole Power     	Shared Power  	o Dispose       		to Dispose
                 to Vote or     	to Vote or    		or to            		or to
                 to Direct     	to  Direct    		Direct the       		Direct the
                 to Vote        	to Vote       		Disposition      	Disposition

      	      556	      	----          		556		      	----
Awad Asset
Management, Inc.


Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the
fact that as of the date hereof the reporting person has
ceased to be the beneficial owner of more than five percent
of the class of
securities, check the following.
                                                          						 (  X  )

Item 6     Ownership of More than Five Percent on Behalf of
Another Person:

           		N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           		N/A


Page 4 of 5 Pages

Item 8     Identification and Classification of  Members  of the Group:   N/A

Item 9     Notice of Dissolution of Group:   N/A

Item 10    Certification:

           By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2005           AWAD ASSET MANAGEMENT, INC.


             __________________________________
             Damian Sousa
             Chief Compliance Officer

















                       Page 5 of 5 Pages